Ariel Investment Trust

200 East Randolph Street

Suite 2900

Chicago, IL 60602

May 17, 2019

VIA EDGAR TRANSMISSION

Ms. Lisa N. Larkin U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549	Ms. Lauren Hamilton U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review Office 3 World Financial Center New York, NY 10281

Re:	Ariel Investment Trust (the “Trust”)

(1933 Act Registration No. 333-230984)

Dear Mses. Larkin and Hamilton:

The purpose of this letter is to respond to oral comments you provided to us on behalf of the U.S. Securities and Exchange Commission (“SEC”) on May 14-15, 2019, regarding the recent review of the Trust’s Registration Statement on Form N-14 with regard to the reorganization of Ariel Discovery Fund (the “Target Fund) with and into Ariel Fund (the “Acquiring Fund”), both series of the Trust (the “N-14”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the N-14.

The Trust’s responses to your comments are as follows:

1.	SEC Comment: Please complete the blanks throughout the N-14.

Response: The Trust will complete all blanks prior to filing the amended Form N-14.

2.

SEC Comment: Are you repositioning the portfolio prior to the reorganization? If yes, you should so indicate in the document. If no, respond to this question accordingly and clarify in the document that the disposition of securities to meet redemptions that is referenced is not expected to be material.

Response: No, the portfolio will not be repositioned prior to the reorganization. The Trust will add disclosure in the document following any reference to disposition of securities to meet redemptions, which will specify that such dispositions are not expected to be material.

3.

SEC Comment: On page 2 under the section entitled “Investment Objectives and Strategies” of the Combined Information Statement and Prospectus, summarize in one sentence the differences in the investment strategies of the Target Fund and the Acquiring Fund.

Response: The Trust will add to this section the following sentence as the second sentence: “The investment strategies of the two funds differ in that the Target Fund invests in small- and micro-capitalization companies selling at deep discounts to their intrinsic value, and the Acquiring Fund invests in small- and mid-capitalization undervalued companies that show strong potential for growth.”

4.	SEC Comment: On page 6 of the Combined Information Statement and Prospectus, conform the names of the last two line items of both tables to the registration statement form names.

Response: The Trust will modify the names of the last two line items to “Less Fee Waiver or Expense Reimbursement” and “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement”, respectively.

5.

SEC Comment: On the same page 6, in the table for the Institutional Class, is the number shown (0.59%) as Pro-Forma Combined Management Fees correct? If yes, then correct the conflicting disclosures throughout the document that state that the Acquiring Fund’s management fee is lower than the Target Fund’s management fee and explain the reason for the increase.

Response: The number shown in the initial filing of the N-14 was incorrect, and the Trust will correct it to “0.58%” prior to filing the definitive Form N-14. In addition, the lines of the table reporting total expenses for the Institutional Class were correspondingly changed.

6.

SEC Comment: On page 11 of the Combined Information Statement and Prospectus, performance shown should be as of the calendar year end (12/31/2018). In addition, correct the typographical error that indicates both sets of performance shown are for the Acquiring Fund.

Response: The Trust will modify the paragraph to read as follows:

Over time, the Acquiring Fund has substantially outperformed the Target Fund. For example, for the one-year, five-year, ten-year, and since inception (November 6, 1986) periods ended December 31, 2018, the Acquiring Fund (Investor Class) had average annual total returns (before taxes) of -13.67%, +4.23%, +14.60%, and +10.63%, respectively. Comparatively, for the one-year, five-year and since inception (January 31, 2011) periods ended December 31, 2018, the Target Fund (Investor Class) had average annual total returns (before taxes), of -24.77%, -7.50%, and -0.81%, respectively.

7.	SEC Comment: Explicitly disclose which entity will be the accounting survivor in this correspondence and in the N-14.

Response: The Acquiring Fund will be the surviving entity for accounting purposes (the “accounting survivor”). The Trust will add this disclosure to the N-14.

8.

SEC Comment: On the first page of the Combined Information Statement and Prospectus, fill in the item to be incorporated by reference that is referred to as “[To be inserted.]” in the paragraph beginning “A Statement of Additional Information,…” and indicate in this correspondence the item to be inserted.

Response: The Trust will replace the reference “[To be inserted.]” with the following: “The Report of the Independent Registered Public Accounting Firm and audited financial statements of the Funds included in the Funds’ Annual Report to Shareholders for the fiscal year ended September 30, 2018 (the “Annual Report”). No other parts of the Annual Report are incorporated herein by reference.”

9.

SEC Comment: The automatic effectiveness under Rule 488 will not be granted due to the lack of auditor consent and incorporation of financial statements, as well as the necessary updates to the capitalization table.

Response: Please know that as soon as practicable a delaying amendment incorporating necessary and appropriate revisions as reflected herein will be filed, along with a separate request for acceleration of the effectiveness of the registration statement. The cover page of the filing will reflect a delaying amendment. Subject to further comments of the staff and a request for acceleration, we anticipate seeking an effective date on or after May 22, 2019.

10.	SEC Comment: Add to the fee tables on page 6 of the Combined Information Statement and Prospectus footnotes that describe the applicable fee waiver language.

Response: The Trust will add the following disclosure as a footnote to the “Less Fee Waiver or Expense Reimbursement” line item:

The Adviser is contractually obligated to waive fees or reimburse expenses (excluding acquired fund fees and expenses, brokerage, interest, taxes, distribution plan expenses, and extraordinary items) in order to limit the Target Fund’s total annual fund operating expenses to 1.25% of net assets for the Investor Class and 1.00% of net assets for the Institutional Class through the end of the fiscal year ending September 30, 2020. If the Target Fund incurs expenses excluded from the reimbursement agreement, the net annual fund operating expenses could exceed the expense caps. No termination of this agreement by either the Fund’s Board of Trustees or the Adviser may be effective until October 1, 2020 or upon the termination of the Target Fund itself, which is anticipated to occur on or after June 28, 2019.

11.

SEC Comment: In the hypothetical expense example on page 7 of the Combined Information Statement and Prospectus, only consider the waiver for the period it is currently in effect. Check and confirm those numbers in light of this comment.

Response: The Trust has verified that, except for the Pro-Forma Combined numbers for the Institutional Class, the hypothetical expense numbers included in the initial filing of the N-14 were accurate. Specifically, the fee waiver and/or expense reimbursement in effect for the Target Fund has only been applied in the calculation of the hypothetical expense payments in the first two years, i.e., through September 30, 2020. The Pro-Forma Combined numbers for the Institutional Class will be shown as corrected in the amended filing because they previously were based on the erroneous 0.59% Pro-Forma Combined Management Fees number shown for the Institutional Class on the prior page.

12.	SEC Comment: The capitalization table on page 9 needs to be updated to be as of a date within 30 days of the filing date of the amended Form N-14 filed by the Trust.

Response: The Trust will update the capitalization table with data as of April 30, 2019.

13.	SEC Comment: Add to the Combined Information Statement and Prospectus the brokerage charges referenced on page SAI-2.

Response: The Trust will add to the Combined Information Statement and Prospectus the brokerage charges referenced.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (312) 612-2764.

Sincerely,

/s/ Mareilé B. Cusack

Mareilé B. Cusack, Esq.

Vice President, Ariel Investment Trust

cc:	Wendy D. Fox, Chief Compliance Officer, Ariel Investment Trust

James R. Rooney, Chief Financial Officer, Ariel Investment Trust

Arthur Don, Esq., Greenberg Traurig, LLP, Counsel to the Trust

Marcia Y. Lucas, Esq., The Northern Trust Company, Administrator to the Trust

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